**SECURITIES AND EXCHANGE COMMISSION**
**Washington, D.C. 20549**

**FORM 8-K**

**CURRENT REPORT**

Pursuant To Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report: August 8, 2002
(Date of earliest event reported)

**PAYCHEX, INC.**
(Exact name of registrant as specified in its charter)

| DELAWARE | 0-11330 | 16-1124166 |
|---|---|---|
| (State of incorporation) | (Commission File Number) | (IRS Employer Identification Number) |

911 PANORAMA TRAIL SOUTH, ROCHESTER, NEW YORK      14625-0397
(Address of principal executive offices)      (Zip Code)

(585) 385-6666
(Registrant's telephone number, including area code)

# TABLE OF CONTENTS

ITEM 9. REGULATION FD DISCLOSURE
SIGNATURES
EXHIBIT INDEX
EX-99.1 Statements of CEO and CFO

## ITEM 9. REGULATION FD DISCLOSURE

On August 8, 2002, B. Thomas Golisano and John M. Morphy, the principal executive officer and principal financial officer, respectively, of Paychex, Inc., each filed with the Securities and Exchange Commission (the "Commission") the sworn written statements required by the Commission's June 27, 2002 Order Requiring the Filing of Sworn Statements Pursuant to Section 21(a)(1) of the Securities Exchange Act of 1934. A copy of the statements is furnished (not filed) as Exhibit 99.1.

## SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

### PAYCHEX, INC.

Date:    August 8, 2002          By:    /s/ B. Thomas Golisano
                                        B. Thomas Golisano
                                        Chairman, President and
                                        Chief Executive Officer

Date:    August 8, 2002          By:    /s/ John M. Morphy
                                        John M. Morphy
                                        Vice President, Chief
                                        Financial Officer and
                                        Secretary

## EXHIBIT INDEX

Exhibit 99.1    Sworn statements of B. Thomas Golisano and John M. Morphy, the principal executive officer and principal financial officer, respectively, of Paychex, Inc., as filed on August 8, 2002 with the Commission pursuant to Section 21(a)(1) of the Securities Exchange Act of 1934.